                                  SCHEDULE 13D

                                (Amendment No. 1)

                                 (Rule 13d-101)


  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                MIDWAY GAMES INC.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   598-148-104
                                 --------------
                                 (CUSIP Number)

                                  June 8, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



                               Phyllis G. Redstone
                           c/o Marta B. van Dam, Esq.
                                Gadsby Hannah LLP
                               225 Franklin Street
                           Boston, Massachusetts 02110
                            Telephone: (617) 345-7000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP No. 598-148-104                                          Page 1 of 4 Pages

                                  Schedule 13D
--------------------------------------------------------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (Entities Only)

                               PHYLLIS G. REDSTONE
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

         [ ] (a)
                 ---------------------------------------------------------------
         [ ] (b)
                 ---------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Sources of Funds (See Instructions)              PF
                                            ------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
                            ----------------------------------------------------

(6)      Citizenship or Place of Organization        United States
                                               ---------------------------------

                  (7)     Sole Voting Power            3,165,879
 Number of                                  ------------------------------------
  Shares
Beneficially      (8)     Shared Voting Power
 Owned by                                     ----------------------------------
   Each
 Reporting        (9)     Sole Dispositive Power       3,165,879
Person With                                      -------------------------------

                  (10)    Shared Dispositive Power
                                                   -----------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,165,879
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                            ----------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)    4.6%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)                IN
                                                    ----------------------------





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                                                               Page 2 of 4 Pages

Item 1.  Security and Issuer.

         This Amendment No. 1 amends the Statement on Schedule 13D previously filed with the Commission on August 8, 2002 by Ms. Phyllis G Redstone. The class of equity securities to which this statement on Schedule 13D relates is the voting common, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.

Item 2.  Identity and Background

         No change to this Item.

Item 3.  Source and Amount of Funds or Other Consideration.

         Certain of the Common Shares (as set forth below in Item 5) were acquired by the Reporting Person with her own personal funds.

Item 4.  Purpose of Transaction.

         The Reporting Person may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by her. Notwithstanding the foregoing, the Reporting Person has no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         The Reporting Person is currently the beneficial owner, with sole dispositive and voting power, of 3,165,879 Common Shares, or approximately 4.6% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 12, 2004). Transactions effected since the filing of the Statement on
Schedule 13D filed with the Commission on August 8, 2002, include the following open market purchases and dispositions (all transactions were executed by Merrill Lynch, Pierce, Fenner & Smith, Inc.):

       PURCHASES

               Date               No. of Shares            Avg. Price Per Share
               ----               -------------            --------------------

               09-29-03               30,000                       $ 2.99
               09-30-03                5,000                       $ 3.00
               11-18-03               44,000                       $ 2.77
               11-19-03               35,000                       $ 3.02
               12-18-03               65,000                       $ 3.55
               06-10-04              200,000                       $12.23
               06-14-04               63,500                       $12.44
               06-15-04               45,000                       $12.65
               06-16-04               15,000                       $12.86

       SALES

               Date               No. of Shares            Avg. Price Per Share
               ----               -------------            --------------------

               11-04-02                6,977                       $ 5.25
               11-06-02               12,696                       $ 5.15
               11-08-02                6,088                       $ 5.21
               11-14-02                4,900                       $ 5.20
               11-18-02               15,270                       $ 5.43
               03-30-04              150,000                       $ 7.00
               03-31-04              125,000                       $ 7.24
               04-01-04              171,173                       $ 7.25
               06-08-04              155,000                       $12.67
               06-09-04              359,300                       $12.10

                                                               Page 3 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

                                                               Page 4 of 4 Pages


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 9, 2004                                    /s/ Phyllis G. Redstone
                                                -----------------------------
                                                Phyllis G. Redstone